Exhibit 99.2

Unaudited Consolidated Financial Statements
THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars, except per share amounts)	Notes	2024	2023	2024	2023

CONTINUING OPERATIONS

Revenues	2	1,740	1,647	3,625	3,385

Operating expenses	5	(1,090)	(990)	(2,171)	(2,064)

Depreciation		(29)	(29)	(57)	(59)

Amortization of computer software		(154)	(127)	(307)	(245)

Amortization of other identifiable intangible assets		(23)	(23)	(48)	(48)

Other operating (losses) gains, net	6	(29)	347	(70)	364

Operating profit		415	825	972	1,333

Finance costs, net:

Net interest expense	7	(36)	(34)	(76)	(89)

Other finance income (costs)	7	2	(102)	24	(192)

Income before tax and equity method investments		381	689	920	1,052

Share of post-tax earnings in equity method investments	8	61	419	53	989

Tax benefit (expense)	9	402	(219)	335	(415)

Earnings from continuing operations		844	889	1,308	1,626

(Loss) earnings from discontinued operations, net of tax		(3)	5	11	24

Net earnings		841	894	1,319	1,650

Earnings (loss) attributable to

Common shareholders		841	894	1,322	1,650

Non-controlling interests		–	–	(3)	–

Earnings per share:	10

Basic earnings (loss) per share:

From continuing operations		$1.87	$1.89	$2.90	$3.44

From discontinued operations		(0.01)	0.01	0.02	0.05

Basic earnings per share		$1.86	$1.90	$2.92	$3.49

Diluted earnings (loss) per share:

From continuing operations		$1.87	$1.89	$2.89	$3.43

From discontinued operations		(0.01)	0.01	0.03	0.06

Diluted earnings per share		$1.86	$1.90	$2.92	$3.49
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	Notes	2024	2023	2024	2023

Net earnings		841	894	1,319	1,650

Other comprehensive (loss) income:

Items that have been or may be subsequently reclassified to net earnings:

Cash flow hedges adjustments to net earnings	7	12	(23)	42	(25)

Cash flow hedges adjustments to equity		(12)	21	(33)	20

Foreign currency translation adjustments to equity		(16)	82	(87)	151

		(16)	80	(78)	146

Items that will not be reclassified to net earnings:

Fair value adjustments on financial assets	11	8	7	9	6

Related tax expense on fair value adjustments on financial assets		(2)	–	(2)	–

Remeasurement on defined benefit pension plans		(5)	10	12	15

Related tax expense on remeasurement on defined benefit pension plans		(2)	(3)	(6)	(4)

		(1)	14	13	17

Other comprehensive (loss) income		(17)	94	(65)	163

Total comprehensive income		824	988	1,254	1,813

Comprehensive income (loss) for the period attributable to:

Common shareholders:

Continuing operations		827	983	1,251	1,789

Discontinued operations		(3)	5	11	24

Non-controlling interests		–	–	(8)	–

Total comprehensive income		824	988	1,254	1,813
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)

		June 30,	December 31,

(millions of U.S. dollars)	Notes	2024	2023

Cash and cash equivalents	11	1,682	1,298

Trade and other receivables		1,093	1,122

Other financial assets	11	17	66

Prepaid expenses and other current assets		474	435

Current assets		3,266	2,921

Property and equipment, net		436	447

Computer software, net		1,473	1,236

Other identifiable intangible assets, net		3,184	3,165

Goodwill		7,298	6,719

Equity method investments	8	230	2,030

Other financial assets	11	419	444

Other non-current assets	12	620	618

Deferred tax		1,452	1,104

Total assets		18,378	18,684

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	11	1,264	372

Payables, accruals and provisions	13	1,027	1,114

Current tax liabilities		325	248

Deferred revenue		1,024	992

Other financial liabilities	11	88	507

Current liabilities		3,728	3,233

Long-term indebtedness	11	1,846	2,905

Provisions and other non-current liabilities	14	678	692

Other financial liabilities	11	247	237

Deferred tax		263	553

Total liabilities		6,762	7,620

Equity

Capital	15	3,423	3,405

Retained earnings		9,280	8,680

Accumulated other comprehensive loss		(1,087)	(1,021)

Total equity		11,616	11,064

Total liabilities and equity		18,378	18,684
Contingencies (note 18)
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended June 30,		Six months ended June 30,

(millions of U.S. dollars)	Notes	2024	2023	2024	2023
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		844	889	1,308	1,626
Adjustments for:
Depreciation		29	29	57	59
Amortization of computer software		154	127	307	245
Amortization of other identifiable intangible assets		23	23	48	48
Share of post-tax earnings in equity method investments	8	(61)	(419)	(53)	(989)
Net losses (gains) on disposals of businesses and investments		3	(348)	4	(347)
Deferred tax		(545)	9	(695)	(118)
Other	16	70	146	117	277
Changes in working capital and other items	16	189	240	46	160
Operating cash flows from continuing operations		706	696	1,139	961
Operating cash flows from discontinued operations		(1)	(1)	(2)	1
Net cash provided by operating activities		705	695	1,137	962
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	17	(19)	(33)	(455)	(523)
Proceeds (payments) related to disposals of businesses and investments		–	418	(4)	418
Proceeds from sales of LSEG shares	8	610	1,583	1,854	3,876
Capital expenditures		(152)	(127)	(297)	(267)
Other investing activities	8	6	45	6	68
Taxes paid on sales of LSEG shares and disposals of businesses		(121)	(252)	(137)	(270)
Investing cash flows from continuing operations		324	1,634	967	3,302
Investing cash flows from discontinued operations		–	(1)	–	(1)
Net cash provided by investing activities		324	1,633	967	3,301
FINANCING ACTIVITIES
Repayments of debt		–	–	(48)	–
Net (repayments) borrowings under short-term loan facilities	11	(703)	1,132	(139)	771
Payments of lease principal		(16)	(15)	(31)	(31)
Payments for return of capital on common shares		–	(2,045)	–	(2,045)
Repurchases of common shares	15	(287)	–	(639)	(718)
Dividends paid on preference shares		(2)	(2)	(3)	(3)
Dividends paid on common shares	15	(235)	(230)	(472)	(454)
Purchase of non-controlling interests	17	(4)	–	(384)	–
Other financing activities		2	–	1	5
Net cash used in financing activities		(1,245)	(1,160)	(1,715)	(2,475)
Translation adjustments		(3)	–	(5)	1
(Decrease) increase in cash and cash equivalents		(219)	1,168	384	1,789
Cash and cash equivalents at beginning of period		1,901	1,690	1,298	1,069
Cash and cash equivalents at end of period		1,682	2,858	1,682	2,858
Supplemental cash flow information is provided in note 16.
Interest paid, net of debt related hedges		(59)	(76)	(84)	(102)
Interest received		17	16	30	24
Income taxes paid	16	(170)	(278)	(283)	(378)
Interest received and interest paid are reflected as operating cash flows.
Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.
The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Shareholders’ equity	Non- controlling interests (see note 17)	Total equity
Balance, December 31, 2023	1,901	1,504	3,405	8,680	21	(1,042)	(1,021)	11,064	–	11,064

Net earnings	–	–	–	1,322	–	–	–	1,322	(3)	1,319

Other comprehensive income (loss)	–	–	–	6	16	(82)	(66)	(60)	(5)	(65)

Total comprehensive income (loss)	–	–	–	1,328	16	(82)	(66)	1,262	(8)	1,254

Non-controlling interests on acquisition of subsidiaries	–	–	–	–	–	–	–	–	388	388

Purchase of non-controlling interests	–	–	–	(4)	–	–	–	(4)	(380)	(384)

Dividends declared on preference shares	–	–	–	(3)	–	–	–	(3)	–	(3)

Dividends declared on common shares	–	–	–	(487)	–	–	–	(487)	–	(487)

Shares issued under Dividend Reinvestment Plan (“DRIP”)	15	–	15	–	–	–	–	15	–	15

Repurchases of common shares (see note 15)	(18)	–	(18)	(234)	–	–	–	(252)	–	(252)

Stock compensation plans	108	(87)	21	–	–	–	–	21	–	21

Balance, June 30, 2024	2,006	1,417	3,423	9,280	37	(1,124)	(1,087)	11,616	–	11,616

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain on financial instruments	Foreign currency translation adjustments	AOCL	Shareholders’ equity	Non- controlling interests	Total equity
Balance, December 31, 2022	3,864	1,534	5,398	7,642	17	(1,172)	(1,155)	11,885	–	11,885

Net earnings	–	–	–	1,650	–	–	–	1,650	–	1,650

Other comprehensive income	–	–	–	11	1	151	152	163	–	163

Total comprehensive income	–	–	–	1,661	1	151	152	1,813	–	1,813

Return of capital on common shares	(2,107)	60	(2,047)	–	–	–	–	(2,047)	–	(2,047)

Dividends declared on preference shares	–	–	–	(3)	–	–	–	(3)	–	(3)

Dividends declared on common shares	–	–	–	(462)	–	–	–	(462)	–	(462)

Shares issued under DRIP	8	–	8	–	–	–	–	8	–	8

Repurchases of common shares (see note 15)	2	–	2	(2)	–	–	–	–	–	–

Stock compensation plans	109	(102)	7	–	–	–	–	7	–	7

Balance, June 30, 2023	1,876	1,492	3,368	8,836	18	(1,021)	(1,003)	11,201	–	11,201
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)
Note 1: Business Description and Basis of Preparation
General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism
and
news.
These unaudited interim consolidated financial statements (“interim financial statements”) were approved by the Audit Committee of the Board of Directors of the Company on July 31, 2024.
Basis of preparation
The interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2023. The interim financial statements comply with International Accounting Standard 34,
Interim Financial Reporting
(“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements have been disclosed in note 2 of the consolidated financial statements for the year ended December 31, 2023.
The Company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop, among other factors. While the Company is closely monitoring these conditions to assess potential impacts on its businesses, some of management’s estimates and judgments may be more variable and may change materially in the future due to the significant uncertainty created by these circumstances.
The accompanying interim financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s results of operations, financial position and cash flows. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s 2023 annual report.
References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to SEK are to Swedish Krona.
Recent accounting pronouncements
IAS 21,
The Effect of Changes in Foreign Exchange Rates
In August 2023, the IASB issued amendments to IAS 21, which provide guidance on the determination of an exchange rate to translate transactions and financial statements denominated or presented in a currency that is not exchangeable into another currency. The amendments are effective for reporting periods beginning January 1, 2025. The Company is assessing the impact of these amendments on its financial statements.

IFRS 18,
Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, which will replace IAS 1,
 Presentation of Financial Statements,
and is effective for reporting periods beginning January 1, 2027. IFRS 18 will change the presentation of the Company’s financial statements and add new disclosure requirements. Specifically, the new standard requires:

●
The consolidated income statement to be structured according to operating, investing and financing categories, and include additional subtotals for “Operating Profit” and “Profit Before Financing and Income Taxes”;

●
Management-defined performance measurements (“MPM’s”), which represent certain of the Company’s non-IFRS
measures, to be identified, defined, and have an explanation why each one is useful. Each MPM must be reconciled to the most directly comparable IFRS subtotal. All disclosures related to MPM’s must be disclosed in a single footnote within the consolidated financial statements; and

●
The application of enhanced guidance related to the grouping of financial information associated with amounts presented within the financial statements, otherwise known as aggregation or disaggregation.

The Company is assessing the impact of IFRS 18 on its disclosures.
Amendments to IAS 7
, Statement of Cash Flows
The amendments were issued to align the presentation of the statement of cash flows, as prepared under the indirect method, to the changes prescribed to the income statement under IFRS 18.
Both IFRS 18 and the amendments to IAS 7 are disclosure related and do not impact the Company’s results of operations, financial condition, or cash flows.
Amendments to IFRS 9 and IFRS 7
, Amendments to the Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9,
Financial Instruments
and
IFRS 7,
Financial Instruments: Disclosures
. The amendments introduce:

●	An election permitting derecognition of financial liabilities that are settled through an electronic payment system before the actual settlement date, if certain conditions are met; and

●
Expanded disclosures for (a) investments in equity instruments and (b) financial liabilities that have features unrelated to basic lending risks, such as achieving sustainability targets, that could affect the cash flows of those liabilities.

The amendments are effective for reporting periods beginning on January 1, 2026. The Company is assessing the impact of the amendments on its financial statements and its disclosures.
Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.
Note 2: Revenues
Revenues by type and geography
The following tables disaggregate revenues by type and geography and reconcile them to reportable segments (see note 3).

Revenues by type	Legal				Tax & Accounting				Global		Eliminations/
Three months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
June 30,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Recurring	702	667	382	340	179	167	164	155	–	–	(7)	(6)	1,420	1,323
Transactions	25	38	60	52	71	62	41	39	–	–	–	–	197	191
Global Print	–	–	–	–	–	–	–	–	123	133	–	–	123	133
Total	727	705	442	392	250	229	205	194	123	133	(7)	(6)	1,740	1,647

Revenues by type	Legal				Tax & Accounting				Global		Eliminations/
Six months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
June 30,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Recurring	1,400	1,339	752	666	378	343	328	310	–	–	(12)	(12)	2,846	2,646
Transactions	48	80	197	161	200	168	87	59	–	–	–	–	532	468
Global Print	–	–	–	–	–	–	–	–	247	271	–	–	247	271
Total	1,448	1,419	949	827	578	511	415	369	247	271	(12)	(12)	3,625	3,385

Revenues by geography (country of destination)	Legal				Tax & Accounting				Global		Eliminations/
Three months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
June 30,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

U.S.	585	570	338	315	185	169	50	44	96	99	(7)	(6)	1,247	1,191
Canada (country of domicile)	26	20	3	4	12	11	2	2	10	17	–	–	53	54
Other	8	8	23	19	39	36	2	2	3	3	–	–	75	68

Americas (North America, Latin America, South America)	619	598	364	338	236	216	54	48	109	119	(7)	(6)	1,375	1,313

U.K.	67	62	37	29	7	8	107	103	7	8	–	–	225	210
Other	11	16	28	13	2	–	31	30	2	2	–	–	74	61
EMEA (Europe, Middle East and Africa)	78	78	65	42	9	8	138	133	9	10	–	–	299	271
Asia Pacific	30	29	13	12	5	5	13	13	5	4	–	–	66	63
Total	727	705	442	392	250	229	205	194	123	133	(7)	(6)	1,740	1,647

Revenues by geography (country of destination)	Legal				Tax & Accounting				Global		Eliminations/
Six months ended	Professionals		Corporates		Professionals		Reuters News		Print		Rounding		Total
June 30,	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

U.S.	1,171	1,153	729	666	450	396	112	74	191	204	(12)	(12)	2,641	2,481
Canada (country of domicile)	49	40	8	8	25	23	3	3	20	30	–	–	105	104
Other	15	15	49	38	77	69	4	4	6	7	–	–	151	133

Americas (North America, Latin America, South America)	1,235	1,208	786	712	552	488	119	81	217	241	(12)	(12)	2,897	2,718

U.K.	133	130	71	58	14	13	212	205	16	16	–	–	446	422
Other	21	25	63	30	3	–	59	57	3	3	–	–	149	115
EMEA (Europe, Middle East and Africa)	154	155	134	88	17	13	271	262	19	19	–	–	595	537
Asia Pacific	59	56	29	27	9	10	25	26	11	11	–	–	133	130
Total	1,448	1,419	949	827	578	511	415	369	247	271	(12)	(12)	3,625	3,385
The Company revised its 2023 presentation to correct immaterial reclassifications, which did not impact total segment revenues or total consolidated revenues.
Note 3: Segment Information
The Company is organized as five reportable segments, reflecting how the businesses are managed. The segments offer products and services to target customers as described below.
Legal Professionals
The Legal Professionals segment serves law firms and governments with research and workflow products powered by emerging technologies, including generative AI, focusing on intuitive legal research and integrated legal workflow solutions that combine content, tools and analytics.
Corporates
The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-driven technologies, including generative AI, providing integrated workflow solutions designed to help our customers digitally transform and achieve their business outcomes.
Tax & Accounting Professionals
The Tax & Accounting Professionals segment serves tax, audit, and accounting professionals’ firms (other than the seven largest, which are served by the Corporates segment) with research and automated workflow products powered by emerging technologies, including generative AI.

Reuters News
The Reuters News segment supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via London Stock Exchange Group (“LSEG”) products.
Global Print
The Global Print segment provides legal and tax information primarily in print format to customers around the world.
The Company also reports “Corporate costs”, which includes expenses for corporate functions and does not qualify as a reportable segment.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenues
Legal Professionals	727	705	1,448	1,419
Corporates	442	392	949	827
Tax & Accounting Professionals	250	229	578	511
Reuters News	205	194	415	369
Global Print	123	133	247	271
Eliminations/Rounding	(7)	(6)	(12)	(12)
Revenues	1,740	1,647	3,625	3,385

Adjusted EBITDA
Legal Professionals	327	345	669	663
Corporates	163	163	356	317
Tax & Accounting Professionals	91	89	272	238
Reuters News	51	45	111	74
Global Print	43	53	90	103
Total reportable segments adjusted EBITDA	675	695	1,498	1,395
Corporate costs	(29)	(33)	(46)	(56)
Fair value adjustments (1)	4	(5)	2	(18)
Depreciation	(29)	(29)	(57)	(59)
Amortization of computer software	(154)	(127)	(307)	(245)
Amortization of other identifiable intangible assets	(23)	(23)	(48)	(48)
Other operating (losses) gains, net	(29)	347	(70)	364
Operating profit	415	825	972	1,333
Net interest expense	(36)	(34)	(76)	(89)
Other finance income (costs)	2	(102)	24	(192)
Share of post-tax earnings in equity method investments	61	419	53	989
Tax benefit (expense)	402	(219)	335	(415)
Earnings from continuing operations	844	889	1,308	1,626

(1)	Includes acquired deferred revenue of $2 million (2023 – $4 million) and $6 million (2023 – $13 million) in the three and six months ended June 30, 2024, respectively.
Reuters News revenues included $7 million (2023 – $6 million) and $12 million (2023 – $12 million) in the three and six months ended June 30, 2024, respectively, primarily from content-related services that it provided to the Legal Professionals, Corporates and Tax & Accounting Professionals segments.
In accordance with IFRS 8,
Operating Segments
, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.
Segment Adjusted EBITDA

●
Segment adjusted EBITDA represents earnings or loss from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of computer software and other identifiable intangible assets, the Company’s share of post-tax
earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, corporate related items and fair value adjustments, including those related to acquired deferred revenue.

●	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.
●
Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Note 4: Seasonality
The Company’s revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over the contract term and its costs are generally incurred evenly throughout the year. However, the Company’s revenues from quarter to consecutive quarter can be impacted by seasonality, particularly in the Company’s Tax & Accounting business, where revenues tend to be concentrated in the first and fourth quarters.
Note 5: Operating Expenses
The components of operating expenses include the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries, commissions and allowances	601	565	1,171	1,152
Share-based payments	23	18	42	43
Post-employment benefits	31	28	62	57
Total staff costs	655	611	1,275	1,252
Goods and services (1)	353	295	726	637
Content	69	64	140	133
Telecommunications	10	9	19	19
Facilities	9	10	19	18
Fair value adjustments (2)	(6)	1	(8)	5
Total operating expenses	1,090	990	2,171	2,064

(1)	Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.
Note 6: Other Operating (Losses) Gains, Net
Other operating losses, net, were $29 million and $70 million in the three and six months ended June 30, 2024, respectively. Both periods included an impairment of an equity method investment, which reflected a decline in the value of its commercial real estate holding. The six months ended June 30, 2024 also included acquisition-related deal costs and costs related to a legal provision.
Other operating gains, net, were $347 million and $364 million in the three and six months ended June 30, 2023, respectively. Both periods included a $347 million gain on the sale of a majority interest in the Company’s Elite business. The six months ended June 30, 2023 also included a $23 million gain on the sale of a wholly-owned Canadian subsidiary to a company affiliated with The Woodbridge Company Limited (“Woodbridge”), the Company’s principal shareholder.
Note 7: Finance Costs, Net
The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023
Interest expense:
Debt	36	49	76	101
Derivative financial instruments – hedging activities	–	(1)	–	(1)
Other, net	7	4	9	9
Fair value losses (gains) on cash flow hedges, transfer from equity	12	(23)	39	(25)
Net foreign exchange (gains) losses on debt	(12)	23	(39)	25
Net interest expense – debt and other	43	52	85	109
Net interest expense – leases	4	2	7	4
Net interest expense – pension and other post-employment benefit plans	6	6	12	12
Interest income	(17)	(26)	(28)	(36)
Net interest expense	36	34	76	89

Pag
e 51

	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023
Net (gains) losses due to changes in foreign currency exchange rates	(5)	36	(31)	59
Net losses on derivative instruments	3	66	2	135
Other	–	–	5	(2)
Other finance (income) costs	(2)	102	(24)	192
Net (gains) losses due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.
Net losses on derivative instruments related to foreign exchange contracts that were intended to reduce foreign currency risk on a portion of the Company’s indirect investment in LSEG, which was denominated in British pounds sterling. In May 2024, the Company settled its remaining foreign exchange contracts in conjunction with the sale of its remaining shares in LSEG (see notes 8 and 11).
Note 8: Equity Method Investments
Equity method investments in the consolidated statement of financial position were comprised of the following:

	June 30,	December 31,

	2024	2023
YPL (1)	30	1,798
Other equity method investments	200	232
Total equity method investments	230	2,030

(1)	The balance as of June 30, 2024 represents undistributed cash from sale of remaining LSEG shares.
In May 2024, LSEG agreed to amend the terms of the contractual lock-up
provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares. The amended terms allowed the Company to sell its remaining LSEG shares that it indirectly owned through its direct investment in York Parent Limited and its subsidiaries (“YPL”) in the second quarter of 2024. YPL is an entity jointly owned by the Company and Blackstone’s consortium (comprised of The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone).
The investment in LSEG was subject to equity accounting because the LSEG shares were held through YPL, over which the Company had significant influence. As YPL owned only the financial investment in LSEG shares, which the parties intended to sell over time, and was not involved in operating LSEG, the investment in LSEG shares held by YPL was accounted for at fair value, based on the share price of LSEG. As the investment in LSEG was denominated in British pounds sterling, the Company entered into a series of foreign exchange contracts to mitigate currency risk on its investment. The Company settled its remaining foreign exchange contracts in conjunction with the May 2024 LSEG share sale (see note 11).
In the three months ended June 30, 2024, the Company sold 5.9 million shares of LSEG and received $0.6 billion of gross proceeds, net of a $33 million payment to settle its remaining foreign exchange contracts. In the six months ended June 30, 2024, the Company sold 16.0 million shares of LSEG including 2.6 million that were subject to call options, for $1.9 billion of gross proceeds, which included $24 million received from the settlement of foreign exchange contracts and $58 million from shares sold in 2023 that settled in 2024. Of this amount, $1.8 billion was received in the form of dividends from YPL.
In the three months ended June 30, 2023, the Company sold 15.6 million shares of LSEG that it indirectly owned for gross proceeds of $1.6 billion, which included $28 million from the settlement of foreign exchange contracts. In the six months ended June 30, 2023, the Company sold 40.1 million shares of LSEG that it indirectly owned for gross proceeds of $3.9 billion, which included $124 million from the settlement of foreign exchange contracts. Of this amount, $3.8 billion was received in the form of dividends from YPL.
These amounts were recorded as a reduction of the Company’s investment (except for the amounts related to the settlement of the foreign exchange contracts) and presented as investing activities in the consolidated statement of cash flow.
The Company’s share of
post-tax
earnings (losses) in equity method investments as reported in the consolidated income statement is comprised of the following:

	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023
YPL	68	421	68	995
Other equity method investments	(7)	(2)	(15)	(6)
Total share of post-tax earnings in equity method investments	61	419	53	989

The Company’s share of
post-tax
earnings in its YPL investment was comprised of the following items:

	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023
(Decrease) increase in LSEG share price	(36)	220	(86)	692
Foreign exchange gains (losses) on LSEG shares	3	113	(3)	278
Dividend income	6	45	6	45
Loss from forward contract	–	–	–	(77)
Gain from call options	–	–	22	–
Historical excluded equity adjustment (1)	95	43	129	57
YPL - Share of post-tax earnings in equity method investments	68	421	68	995

(1)	Represents income from the recognition of the remaining cumulative impact of equity transactions that were excluded from the Company’s investment in YPL.
Set forth below is summarized financial information for 100% of YPL.

	Three months ended June 30,		Six months ended June 30,

	2024	2023	2024	2023
Mark-to-market of LSEG shares	(136)	955	(394)	2,496
Dividend income	32	112	32	112
Loss from forward contract	–	–	–	(179)
Gain from call options	18	–	92	–
Net (loss) earnings	(86)	1,067	(270)	2,429
Total comprehensive (loss) income	(86)	1,067	(270)	2,429
See note 19 for related party transactions with YPL.
Note 9: Taxation
Tax benefit was $402 million and $335 million for the three months and six months ended June 30, 2024, respectively, due to a $468 million benefit from the recognition of a deferred tax asset relating to new tax legislation enacted in Canada. The new legislation reduced the Company’s ability to deduct interest expense against its Canadian taxable income, thereby increasing Canadian taxable profits such that the Company now expects to utilize tax loss carryforwards and other tax attributes, which it had not previously recognized as a deferred tax asset.
In January 2024, the Company began recording tax expense associated with the “Pillar Two model rules” as published by the Organization for Economic Cooperation and Development and enacted by key jurisdictions in which the Company operates. These rules are designed to ensure large multinational enterprises within the scope of the rules pay a minimum level of tax in each jurisdiction where they operate. In general, the “Pillar Two model rules” apply a system of top-up
taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. In the three and six months ended June 30, 2024, income tax benefit included $5 million and $7 million, respectively, of top-up
tax expense which was attributable to the Company’s earnings in Switzerland.
Tax expense was $219 million for the three months ended June 30, 2023 and included $97 million of tax expense related to the Company’s earnings in equity method investments. Tax expense was $415 million in the six months ended June 30, 2023 and included $233 million of tax expense related to the Company’s earnings in equity method investments. Both periods in 2023 included $78 million of expense related to the sale of a majority stake in Elite, as well as $24 million of benefits from the settlement of a tax audit.
Additionally, the tax benefit or expense in each period reflected the mix of taxing jurisdictions in which pre-tax
profits and losses were recognized. Because the geographical mix of pre-tax
profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of the tax benefit or expense for the full year.
Note 10: Earnings Per Share
Basic earnings per share was calculated by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.
Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Earnings attributable to common shareholders	841	894	1,322	1,650
Less: Dividends declared on preference shares	(2)	(2)	(3)	(3)
Earnings used in consolidated earnings per share	839	892	1,319	1,647
Less: Loss (earnings) from discontinued operations, net of tax	3	(5)	(11)	(24)
Earnings used in earnings per share from continuing operations	842	887	1,308	1,623
The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Weighted-average number of common shares outstanding	450,225,673	469,605,944	451,105,234	471,344,081
Weighted-average number of vested DSUs	138,688	150,924	139,131	151,829
Basic	450,364,361	469,756,868	451,244,365	471,495,910
Effect of stock options and TRSUs	547,152	625,732	642,293	1,013,120
Diluted	450,911,513	470,382,600	451,886,658	472,509,030
Note 11: Financial Instruments
Financial assets and liabilities
Financial assets and liabilities in the c
o
nsolidated statement of financial position were as follows:

June 30, 2024	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total

Cash and cash equivalents	341	1,341	–	–	1,682
Trade and other receivables	1,093	–	–	–	1,093
Other financial assets - current	8	9	–	–	17
Other financial assets - non-current	14	257	117	31	419
Current indebtedness	(1,264)	–	–	–	(1,264)
Trade payables (see note 13)	(222)	–	–	–	(222)
Accruals (see note 13)	(654)	–	–	–	(654)
Other financial liabilities - current (1)	(65)	(23)	–	–	(88)
Long-term indebtedness	(1,846)	–	–	–	(1,846)
Other financial liabilities - non current (2)	(223)	(24)	–	–	(247)
Total	(2,818)	1,560	117	31	(1,110)

December 31, 2023	Assets/ (Liabilities) at Amortized Cost	Assets/ (Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging	Total

Cash and cash equivalents	392	906	–	–	1,298
Trade and other receivables	1,122	–	–	–	1,122
Other financial assets - current	8	58	–	–	66
Other financial assets - non-current	18	263	98	65	444
Current indebtedness	(372)	–	–	–	(372)
Trade payables (see note 13)	(181)	–	–	–	(181)
Accruals (see note 13)	(798)	–	–	–	(798)
Other financial liabilities - current (1)(3)	(463)	(44)	–	–	(507)
Long-term indebtedness	(2,905)	–	–	–	(2,905)
Other financial liabilities - non current (2)	(227)	(10)	–	–	(237)
Total	(3,406)	1,173	98	65	(2,070)

(1)	Includes lease liabilities of $ 58 million (2023 - $ 56 million).
(2)	Includes lease liabilities of $ 207 million (2023 - $ 209 million).
(3)	Included a commitment of up to $ 400 million related to the Company’s pre-defined plan with its broker to repurchase the Company’s shares during its internal trading blackout period (see note 15).

Cash and cash equivalents
Of total cash and cash equivalents, $100 million as of June 30, 2024 and December 31, 2023, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.
Commercial paper program
The Company’s $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. There was no commercial paper outstanding as of June 30, 2024 (December 31, 2023 – $130 million).
Credit facility
The Company has a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility as of June 30, 2024 and December 31, 2023. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at the Term Secured Overnight Financing Rate (“SOFR”)/Euro Interbank Offered Rate (“EURiBOR”)/Simple Sterling Overnight Index Average (“SONIA”) plus 102.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion.
The Company guarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $500 million, the Company may elect, subject to notification, to temporarily increase the ratio of net debt to EBITDA to 5.0:1 at the end of the quarter within which the transaction closed and for each of the three immediately following fiscal quarters. At the end of that period, the ratio would revert to 4.5:1. As of June 30, 2024, the Company complied with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 0.5:1.
Foreign exchange contracts
The Company previously entered into foreign exchange contracts that were intended to reduce foreign currency risk related to a portion of its former indirect investment in LSEG, which was denominated in British pounds sterling. These instruments were not related to changes in the LSEG share price. In May 2024, the Company settled its remaining foreign exchange contracts in conjunction with the sale of its remaining shares in LSEG (see note 8).
In the three months ended June 30, 2024, the Company settled foreign exchange contracts with a notional amount of £300 million ($349 million) for net payments of $33 million in conjunction with the sale of 5.9 million LSEG shares. In the six months ended June 30, 2024, the Company settled foreign exchange contracts with a notional amount of £1.2 billion ($1.6 billion) for net proceeds of $24 million in conjunction with the sale of 16.0 million LSEG shares.
In the three months ended June 30, 2023, the Company settled foreign exchange contracts with a notional amount of £1.2 billion ($1.6 billion) for net proceeds of $28 million in conjunction with the sale of 15.3 million of LSEG shares. In the six months ended June 30, 2023, the Company settled foreign exchange contracts with a notional amount £2.2 billion ($2.9 billion) for net proceeds of $124 million in conjunction with the sale of 28.9 million LSEG shares.
In the three and six months ended June 30, 2024, losses of $3 million and $2 million (2023 – losses of $66 million and $135 million), respectively, were reported within “Other finance income (costs)” in the consolidated income statement (see note 7) with respect to these foreign exchange contracts due to fluctuations in the U.S. dollar – British pounds sterling exchange rate.

Fair Value
The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.
Debt and Related Derivative Instruments
Carrying Amounts
Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Current indebtedness” or “Long-term indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, current or non-current,
in the consolidated statement of financial position, as appropriate.
Fair Value
The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance
risk.
The following is a summary of debt and related derivative instruments that hedge the cash flows of debt:

	Carrying Amount		Fair Value
June 30, 2024	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C $1,400, 2.239% Notes, due 2025	1,022	(31)	999	(31)
$ 450, 3.85% Notes, due 2024 (1)	242	–	241	–
$ 500, 3.35% Notes, due 2026	499	–	482	–
$ 350, 4.50% Notes, due 2043 (1)	116	–	92	–
$ 350, 5.65% Notes, due 2043	342	–	336	–
$ 400, 5.50% Debentures, due 2035	396	–	399	–
$ 500, 5.85% Debentures, due 2040	493	–	499	–
Total	3,110	(31)	3,048	(31)
Current portion	1,264	(31)
Long-term portion	1,846	–

	Carrying Amount		Fair Value
December 31, 2023	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
Commercial paper	130	–	130	–
C $1,400, 2.239% Notes, due 2025	1,060	(65)	1,026	(65)
$ 450, 3.85% Notes, due 2024 (1)	242	–	239	–
$ 500, 3.35% Notes, due 2026	499	–	482	–
$ 350, 4.50% Notes, due 2043 (1)	116	–	95	–
$ 350, 5.65% Notes, due 2043	342	–	346	–
$ 400, 5.50% Debentures, due 2035	396	–	415	–
$ 500, 5.85% Debentures, due 2040	492	–	519	–
Total	3,277	(65)	3,252	(65)
Current portion	372	–
Long-term portion	2,905	(65)

(1)	Notes were partially redeemed in October 2018.

Fair value estimation
The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

●	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).
The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

June 30, 2024				Total

Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	–	1,341	–	1,341
Other receivables (1)	–	–	266	266
Financial assets at fair value through earnings	–	1,341	266	1,607
Financial assets at fair value through other comprehensive income (2)	36	–	81	117
Derivatives used for hedging (3)	–	31	–	31
Total assets	36	1,372	347	1,755
Liabilities
Contingent consideration (4)	–	–	(47)	(47)
Financial liabilities at fair value through earnings	–	–	(47)	(47)
Total liabilities	–	–	(47)	(47)

December 31, 2023				Total

Assets	Level 1	Level 2	Level 3	Balance

Money market accounts	–	906	–	906

Other receivables (1)	–	–	263	263

Foreign exchange contracts (5)	–	58	–	58

Financial assets at fair value through earnings	–	964	263	1,227

Financial assets at fair value through other comprehensive income (2)	33	–	65	98

Derivatives used for hedging (3)	–	65	–	65

Total assets	33	1,029	328	1,390

Liabilities

Foreign exchange contracts (5)	–	(32)	–	(32)

Contingent consideration (4)	–	–	(22)	(22)

Financial liabilities at fair value through earnings	–	(32)	(22)	(54)

Total liabilities	–	(32)	(22)	(54)

(1)	Receivables under indemnification arrangement (see note 18).
(2)	Investments in entities over which the Company does not have control, joint control or significant influence.
(3)	Comprised of fixed-to-fixed cross-currency swaps on indebtedness.
(4)
Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase, and to purchase shares from minority owners of a subsidiary.

(5)	Related to the management of foreign exchange risk on a portion of the Company’s former indirect investment in LSEG.
The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the six months ended June 30, 2024.
Valuation Techniques
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter
derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

●	Quoted market prices or dealer quotes for similar instruments;
●	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and
●	The fair value of contingent consideration is calculated based on estimates of future revenue performance.
Note 12: Other
Non-Current
Assets

	June 30,	December 31,

	2024	2023

Net defined benefit plan surpluses	41	45

Cash surrender value of life insurance policies	363	354

Deferred commissions	100	108

Other non-current assets (1)	116	111

Total other non-current assets	620	618

(1)	Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $90 million and $91 million as of June 30, 2024 and December 31, 2023, respectively (see note 18).
Note 13: Payables, Accruals and Provisions

	June 30,	December 31,

	2024	2023

Trade payables	222	181

Accruals	654	798

Provisions	98	92

Other current liabilities	53	43

Total payables, accruals and provisions	1,027	1,114
Note 14: Provisions and Other
Non-Current
Liabilities

	June 30,	December 31,

	2024	2023

Net defined benefit plan obligations	524	535

Deferred compensation and employee incentives	75	74

Provisions	73	71

Other non-current liabilities	6	12

Total provisions and other non-current liabilities	678	692
Note 15: Capital
Share repurchases – Normal Course Issuer Bid (“NCIB”)
The Company buys back shares (and subsequently cancels them) from time to time as part of its capital strategy. On November 1, 2023, the Company announced that it planned to repurchase up to $1.0 billion of its common shares. In May 2024, the Company completed this plan. Share repurchases are typically executed under a NCIB. Shares were repurchased for the buyback program under a renewed NCIB, which was approved by the TSX and effective on November 1, 2023. Under the renewed NCIB, up to 10 million common shares may be repurchased between November 3, 2023 and November 2, 2024. The Company may repurchase common shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases or share purchase program agreement purchases if the Company receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that the Company will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX.

Details of share repurchases were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Share repurchases (millions of U.S. dollars)	287	–	639	718

Shares repurchased (number in millions)	1.8	–	4.1	6.0

Share repurchases - average price per share in U.S. dollars	$161.32	–	$156.92	$120.10
Decisions regarding any future repurchases will depend on certain factors, such as market conditions, share price, and other opportunities to invest capital for growth. The Company may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws. From time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined
plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule
10b5-1
under the U.S. Securities Exchange Act of 1934, as amended. The Company entered into such a plan with its broker on December 28, 2023. As a result, the Company recorded a $400 million liability in “Other financial liabilities” within current liabilities as of December 31, 2023 with a corresponding amount recorded in equity in the consolidated statement of financial position. This liability was settled through the purchase of shares in 2024.
Dividends
Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan.
Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Dividends declared per common share	$0.54	$0.49	$1.08	$0.98
Dividends declared	243	230	487	462

Dividends reinvested	(8)	–	(15)	(8)

Dividends paid	235	230	472	454
Note 16: Supplemental Cash Flow Information
Details of “Other” within the net cash provided by operating activities section in the consolidated statement of cash flow are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Non-cash employee benefit charges	36	37	70	75
Net (gains) losses on foreign exchange and derivative financial instruments	(2)	102	(25)	193
Fair value adjustments (see note 5)	(6)	1	(8)	5

Other	42	6	80	4

	70	146	117	277
Details of “Changes in working capital and other items” are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Trade and other receivables	(57)	(59)	44	31
Prepaid expenses and other current assets	(14)	10	(11)	34
Payables, accruals and provisions	87	21	(187)	(349)
Deferred revenue	96	99	20	52
Income taxes (1)	94	185	214	426

Other	(17)	(16)	(34)	(34)

	189	240	46	160

(1)	All periods include current tax liabilities that were recorded on the sale of LSEG shares (see note 8), for which the tax payments are included in investing activities.

Details of income taxes paid are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating activities - continuing operations	(49)	(25)	(146)	(107)
Investing activities - continuing operations	(121)	(252)	(137)	(270)

Investing activities - discontinued operations	–	(1)	–	(1)

Total income taxes paid	(170)	(278)	(283)	(378)
Note 17: Acquisitions
Acquisitions comprise the purchase of all the equity interests of the businesses acquired. Acquisitions are integrated into existing operations of the Company to broaden its offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the date of acquisition. Acquisitions also include and investments in businesses in which the Company does not have a controlling interest, as well as the acquisition of assets.
Acquisition activity
The number of acquisitions completed, and the related consideration for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three months ended June 30,		Six months ended June 30,
Number of transactions	2024	2023	2024	2023
Businesses acquired	–	–	2	1
Investments in businesses	2	4	4	5

Asset acquisitions	1	–	1	–
	3	4	7	6

	Three months ended June 30,		Six months ended June 30,
Total consideration	2024	2023	2024	2023
Businesses acquired (1)	–	–	450	513

Less: Cash acquired	–	–	(24)	(25)
Businesses acquired, net of cash	–	–	426	488
Investments in businesses	3	33	9	35
Asset acquisitions	15	–	15	–

Deferred and contingent consideration payments	1	–	5	–
	19	33	455	523

(1)	In the three months ended June 30, 2024, the Company purchased the remaining shares of Pagero from non-controlling interests.
The following provides a brief description of the most significant acquisitions completed in the six months ended June 30, 2024 and 2023:

Date	Company	Acquiring Segments	Description
January 2024	Pagero Group AB (publ) (“Pagero”)	Corporates	A global leader in e-invoicing and indirect tax solutions, which it delivers through its Smart Business Network.
January 2024	World Business Media Limited	Reuters News	A cross-platform, subscription-based provider of editorial coverage for the global P&C and specialty (re)insurance industry.
January 2023	SurePrep LLC	Corporates and Tax & Accounting Professionals	A provider of tax automation software and services.

The details of net assets acquired were as follows:

			June 30,	June 30,
			2024	2023
	Pagero	Other	Total	SurePrep
Cash and cash equivalents	22	2	24	25
Trade receivables	25	3	28	8
Prepaid expenses and other current assets	6	–	6	3
Current assets	53	5	58	36
Property and equipment	9	–	9	2
Computer software	288	–	288	180
Other identifiable intangible assets	35	19	54	13
Other non-current assets	4	–	4	1
Total assets	389	24	413	232
Payables and accruals	(44)	(1)	(45)	(5)
Current taxes payable	(4)	(1)	(5)	–
Deferred revenue	(14)	(5)	(19)	(47)
Other financial liabilities	(2)	(6)	(8)	–
Current liabilities	(64)	(13)	(77)	(52)
Long-term indebtedness	(48)	–	(48)	–
Provisions and other non-current liabilities	(3)	–	(3)	(1)
Other financial liabilities	(14)	(11)	(25)	–
Deferred tax	(38)	(5)	(43)	(9)
Total liabilities	(167)	(29)	(196)	(62)
Net assets acquired	222	(5)	217	170
Goodwill	575	46	621	343
Non-controlling interests	(388)	–	(388)	–
Total	409	41	450	513
Businesses acquired, net of cash	387	39	426	488
The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. Relative to the acquisitions completed in the six months ended June 30, 2024, the majority of goodwill is not expected to be deductible for tax purpose
s
. For the acquisition completed in the six months ended June 30, 2023, the majority of goodwill is expected to be deductible for tax purposes.
Purchase price allocation
Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of
final valuations.
In the three months ended June 30, 2024, the Company recorded measurement period adjustments for its Pagero acquisition, which primarily included a decrease to computer software and other identifiable intangible assets of $14 million and $7 million, respectively, and an increase to goodwill of $18 million.
Pagero
In January 2024, the Company acquired a controlling interest in Pagero through a public tender offer. Subsequently, the Company purchased the remaining interests from the non-controlling
shareholders. As of June 30, 2024, the Company owns 100% of Pagero.
The
non-controlling
interest was measured at fair value, based on the tender offer price of SEK 50 per share, on the date of acquisition and recorded as part of equity. After the date of acquisition, the non-controlling
interest was adjusted for its proportionate share of changes in equity. After the Company gained control of Pagero, purchases of the remaining shares from the non-controlling
interests reduced equity and were presented in financing activities within the consolidated statement of cash flow.
Other
The revenues and operating profit of acquired businesses were not material to the Company’s results of operations.

Note 18: Contingencies
Lawsuits and legal claims
The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, privacy and data protection matters, defamation matters and intellectual property infringement matters. The outcome of all the matters against the Company is subject to future resolution, including uncertainties of litigation. Litigation outcomes are difficult to predict with certainty due to various factors, including but not limited to: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both trial and appellate levels; and the unpredictable nature of opposing parties. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.
As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.
Prior to December 31, 2023, the Company paid $430 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (“HMRC”), under the Diverted Profits Tax (“DPT”) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of its current and former U.K. affiliates. The Company does not believe these current and former U.K. affiliates fall within the scope of the DPT regime. Because the Company believes its position is supported by the weight of law, it intends to vigorously defend its position and will continue contesting these assessments through all available administrative and judicial remedies. As the assessments largely relate to businesses that the Company has sold, the majority are subject to indemnity arrangements under which the Company has been required to pay additional taxes to HMRC or the indemnity counterparty.
The Company does not believe that the resolution of these matters will have a material adverse effect on its financial condition taken as a whole. Payments made by the Company are not a reflection of its view on the merits of the case. As the Company expects to receive refunds of substantially all of the aggregate of amounts paid pursuant to these notices of assessment, it expects to continue recording substantially all of these payments as non-current
receivables from HMRC or the indemnity counterparty, in its financial statements.

Guarantees
The Company has an investment in 3XSQ Associates, an entity jointly owned by a subsidiary of the Company and Rudin Times Square Associates LLC (“Rudin”), that owns and operates the 3 Times Square office building (“the building”) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million,
3-year
term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. Thomson Reuters and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. Thomson Reuters and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, Thomson Reuters and a parent entity of Rudin entered into a cross-indemnification arrangement. The

Company believes the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact the Company’s ability to borrow funds under its $2.0 billion syndicated credit facility or the related covenant calculation.
Note 19: Related Party Transactions
As of June 30, 2024, the Company’s principal shareholder, Woodbridge, beneficially owned approximately 70% of the Company’s common shares.
Transactions with YPL
In the six months ended June 30, 2024, the Company received $1.8 billion of dividends from YPL related to the sale of the Company’s remaining indirectly owned LSEG shares. See note 8 for further details about these transactions.
Except for the above transactions, there were no new significant related party transactions during the first six months of 2024. Refer to “Related party transactions” disclosed in note 32 of the Company’s consolidated financial statements for the year ended December 31, 2023, which are included in the Company’s 2023 annual report, for information regarding related party transactions.